

September 10, 2013

Via E-mail
Bruce Van Saun
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

> **Re:** **The Royal Bank of Scotland Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed March 27, 2013**
> **Response dated August 29, 2013**
> **File No. 001-10306**

Dear Mr. Van Saun:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2012

Business Review

Risk and balance sheet management, page 66

Retail forbearance, page 135

1. We note your response to prior comment 6 from our letter dated March 1, 2013. You state that once forbearance is granted, the loan continues to be assessed separately for latent provisioning for 24 months for U.K. Retail or after the expiration of the forbearance period for temporary concessions. After the 24 months or the expiration of

the temporary forbearance period, the loan is no longer separately identified for impairment provisions. Further, you state that non-performing forbearance retail loans do not constitute a separate risk pool for determining impairment provisions. Please address the following:

- Tell us and revise your future filings to more clearly disclose whether the loan must be performing for the entire 24 month period after forbearance is granted for U.K. retail loans in order to no longer be separately identified for latent provisioning. If not, tell us why not. Further, clarify whether in these situations the forbearance is granted for the entire remaining life of these loans regardless of performing status.

- Tell us and revise your future filings to disclose whether loans where a temporary concession was granted must perform for a minimum time period after returning to the original payment terms before it is no longer separately identified for latent provisioning. If not, tell us why not.

- As part of your response and enhanced disclosure, please identify the typical temporary forbearance periods for your U.K. Retail and other loans.

- It is unclear from your response whether you track similar multiple-modification or re-default information for your retail loans in forbearance. Tell us and clearly disclose in future filings whether retail loans may be modified more than once and whether you track re-default information related to retail loans in forbearance. If so, disclose the data on multiple iterative modifications and re-default data for your retail loans.

- You indicate that the RBS Citizens consumer loans subject to forbearance remain segmented from the rest of the non-forborne population throughout their lives until the accounts are repaid or fully written-off. Tell us whether you have any data on the re-default rates for RBS Citizens loans compared to the non-forborne population of RBS Citizens loans, and if so, tell us how this data is considered as part of your U.K. retail loan methodology for loans previously renegotiated that are removed from latent provisioning.

- We note that the *"Forbearance and Impairment Provisions – Mortgages"* guidance issued by the Financial Services Authority in October 2011, paragraph 59 states that …"it would be difficult to argue that loans that are subject to forbearance arrangements due to financial hardship have the same risk characteristics as those that are not. As such, even if it is determined that there is no individual *impairment* in these loans on the basis that they are not individually significant, they should not be included in a 'performing' pool together with other loans that have different risk characteristics." It appears from your response that you do not have separate risk pools for previously renegotiated performing loans that have been removed from renegotiated status because the temporary concession has expired or 24 months has passed since renegotiation, although you do state that the loss given default (LGD) models used to calculate the collective impairment provision for your non-performing forbearance retail loans are affected by agreements made under forbearance agreements. Please provide additional information as to how you concluded that including these previously renegotiated performing loans in the general loan pool is appropriate considering the guidance in AG87-88 of IAS 39. Tell us in detail specifically how you concluded that your LGD models for these loans are accurately and appropriately incorporating the increased risk elsewhere in the calculation.

- Further, it is not entirely clear from your response how you believe your allowance methodology is timely capturing the inherent losses of your loan portfolio when multiple modifications are required on collectively evaluated loans (including any wholesale loans that are collectively evaluated). Given that the collective impairment methodology is based on historical performance information, it would appear there could be a lag in capturing the full severity of all the modifications that would be required when loans require multiple modifications. Given the length of time you have been offering retail loan modifications, please tell us whether you are using historical loss data as your primary mechanism for collectively assessing renegotiated loans for impairment. Further, please tell us in more detail how you believe your allowance methodology is able to fully capture the risk due to multiple renegotiations for collectively evaluated loans.

- In your wholesale renegotiated loans disclosure, on page 132, you state that these loans may be renegotiated more than once. Please tell us and revise your future filings to more clearly disclose the extent to which you track multiple iterative renegotiations of wholesale loans, including the re-default data related to wholesale loans that have been renegotiated more than once.

- For both your wholesale and retail renegotiation programs, please tell us and revise future filings to disclose any procedures performed at the date of renegotiation or subsequent to the renegotiation to determine the probability of default under the new terms to ensure that your allowance for loan losses was timely capturing all losses inherent in these loans at the reporting date. In this regard, it would seem that information was available, whether or not you tracked it, to evaluate the likelihood that these loans would default within the loss emergence and confirmation periods. Disclose any alternative procedures performed to ensure you adequately captured this risk during each reported period for both your wholesale and retail forbearance programs. If you did not perform any additional procedures, please specifically disclose that fact.

You may contact Brittany Burris, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief